Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE POWERS HEINEKEN’S INTERACTIVE MULTIMEDIA EXPERIENCE

Communication platform created by Sony, Heineken and New Business Generation

HERZLIYA, Israel – July 19, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it is providing streaming video to ON, an interactive multimedia platform, initiated by Heineken, Sony and New Business Generation (NBG). Using the latest MPEG-4 AVC/H.264 technology, Optibase MGW 1100 carrier-grade IPTV platform is streaming video in bars, clubs, cafes and hotels across the Netherlands.

Optibase and Inside Technology, a Dutch importer, distributor and supplier of multimedia solutions provided ON with a new generation multi-media platform for an interactive communications experience.

Targeted at the 18-35 year old computer-savvy, SMSing generation, ON expands their interactive cyber-experience. The multimedia platform offers a variety of features such as push/pull messaging through companies such as Mr. MSG, a technical partner of ON. Exclusive live content and targeted advertising is fed into the MGW 1100 which streams high quality H.264/MPEG-4 video at an extremely low bit rate simultaneously to multiple locations over IP. Through the use of H.264 over IP networks, ON bypasses the satellite transmission, reducing costs significantly. The content is decoded by the advanced, compact Mr. MSG H.264 decoder for display on LCDs and plasma screens.

Yossi Aloni, VP Marketing at Optibase, commented, “We are proud to be powering the Heineken, Sony and NBG ON initiative. Our MGW 1100 integrated carrier-grade, high availability IPTV platform is ideally suited to streaming next generation MPEG-4 AVC/H.264 to the hospitality sector. The MGW 1100‘s live and on-demand streaming capabilities, DVD quality video and multi-channel support provide ON with a sleek, compact streaming video platform.”

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About Optibase
Optibase (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.